Exhibit 99.1

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

Effective November 1, 2011, the Bank of Montreal commenced reporting under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Boards as a replacement of prior Canadian generally accepted accounting principles (“Canadian GAAP”). Fiscal 2011 comparative figures presented in this document have been restated to reflect our adoption of IFRS, as defined and described in the notes to our 2012 Annual Report, Note 30, on pages 177 to 181. Fiscal 2010 to 2008 comparative figures presented in this document have not been restated and are presented in accordance with Canadian GAAP, as previously defined and as described in the notes to our annual consolidated financial statements for the year ended October 31, 2011, on pages 119 to 180 of our 2011 Annual Report.

The tables below set forth Bank of Montreal’s consolidated ratios of earnings to fixed charges, calculated in accordance with IFRS, for the years ended October 31, 2013 and 2012:

	Year Ended October 31
	2012	2013
Excluding Interest on Deposits	3.08	3.53
Including Interest on Deposits	2.01	2.13

The tables below set forth Bank of Montreal’s consolidated ratios of earnings to fixed charges and preferred dividends, calculated in accordance with IFRS, for the years ended October 31, 2013 and 2012:

	Year Ended October 31
	2012	2013
Excluding Interest on Deposits	2.88	3.29
Including Interest on Deposits	1.94	2.06